February 23, 2004

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549

Re:  JNLNY Separate Account I
        File Nos. 333-81266 and 811-08401
        CIK: 0001045032
        Accession Number: 0000927730-04-000038

Dear Sir/Madam:

On February 18, 2004, the above referenced 497(e) filing was forwarded via Edgar. It has been determined that the 497(e) filing was filed by mistake and we are requesting withdrawal of the previously accepted 497(e) filing, under Form Type AW. Please contact the undersigned at 517-367-4336 with any questions or comments you may have concerning the enclosed.

Sincerely,

Jackson National Life Insurance Company of New York

/s/ Susan S. Rhee

Susan S. Rhee
Associate General Counsel